SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*(1)

North State Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

662585 10 8 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1)	This amendment is filed to correct an error in the number of shares subject to options exercisable within 60 days of December 31, 2005 reported in Amendment No. 4 to Schedule 13G filed on February 14, 2005.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 662585 10 8 Page 2 of 5

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

Fred J. Smith, Jr.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐ Not Applicable
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person with	5. Sole Voting Power

519,676
6. Shared Voting Power

11,021
7. Sole Dispositive Power

519,676
8. Shared Dispositive Power

11,021

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

530,697
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)

18.51%
12.	Type of Reporting Person

IN

CUSIP No. 662585 10 8

Item 1	(a)	Name of Issuer

North State Bancorp

Item 1	(b)	Address of Issuer’s Principal Executive Offices

4270 The Circle at North Hills, Raleigh, North Carolina 27609

Item 2	(a)	Name of Person Filing

Fred J. Smith, Jr.

Item 2	(b)	Address of Principal Business Office, or if none, Residence

400 Riverwood Drive, Clayton, North Carolina 27520

Item 2	(c)	Citizenship

United States

Item 2	(d)	Title of Class of Securities

Common Stock

Item 2	(e)	CUSIP Number 662585 10 8

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

CUSIP No. 662585 10 8

Item 4.	Ownership

(a)

Amount beneficially owned:

At December 31, 2005, Mr. Smith beneficially owned an aggregate of 530,697 shares of the Issuer’s common stock which includes: 392,268 shares held of record by Mr. Smith; options to purchase 25,565 shares of the Issuer’s common stock that were exercisable by Mr. Smith within 60 days of December 31, 2005; 101,843 shares held of record by Mr. Smith’s company; and 11,021 shares held of record by Mr. Smith’s wife and dependent child.

(b) Percent of class: 18.51%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 519,676

(ii) Shared power to vote or to direct the vote: 11,021

(iii) Sole power to dispose or to direct the disposition of: 519,676

(iv) Shared power to dispose or to direct the disposition of: 11,021

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

CUSIP No. 662585 10 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2006
Date

/s/ Fred J. Smith, Jr.
Signature

Fred J. Smith, Jr.
Name/Title

5